NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3882

02 MAR -1 AM 8:29

February 11, 2002

SUPPL

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news release dated February 11, 2002 for your records.

Yours Sincerely,

A Robinson

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

02015569

PROCESSED
MAR 05 2002
P THOMSON FINANCIAL

CC. Securities and Exchange Commission, USA

dlw 3/4

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

APPOINTMENT TO BOARD OF DIRECTORS

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

February 11, 2002

Vancouver, Canada: NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange, is pleased to announce that the Company has appointed Mr. Jerry Dibble to the Company's Board of Directors. Mr. Dibble brings a wealth of knowledge and expertise to the Board. He has more than fourteen years experience in investor relations and public relations, as well as four years of investment banking and S.E.C. regulatory filings. Mr. Dibble is licensed as a Series 7 Broker and was formerly employed in the Houston, Texas office of A.G. Edwards and Sons, a large, highly respected national U.S. Broker/Dealer. Prior to that Mr. Dibble served as Executive V.P. of American Bank & Savings in the capacities of Chairman of the Real Estate Department and Operations Officer/New Loans. Mr. Dibble currently specializes in such areas of expertise as Corporate Communications, Information Technology (IT) and Corporate Finance. His contacts throughout North America and internationally will prove invaluable to NovaWest's goal of enhancing shareholder value through corporate development, corporate communications and project financing strategies.

"NovaWest has some very interesting mineral projects, so it is important that we implement and execute our business plan to derive the highest possible value from these assets for our shareholders. Mr. Dibble's expertise will contribute considerably to our ongoing program of enhanced communication with the investment community, full disclosure and financing possibilities. We look forward to working with Mr. Dibble in achieving our objectives" said Mr. Patrick O'Brien, chairman and chief executive officer of NovaWest.

NovaWest is a Canadian exploration company with significant projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project; southwestern Ontario (6,000-acre Nickel Royale Ni-Cu-PGM Project); northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project); northwestern Quebec (Lac Rocher Ni-PGM Project). Shares of NovaWest trade on the CDNX under the trading symbol "NVE".

Shares of NovaWest trade on the CDNX under the trading symbol "NVE". NovaWest invites the public to visit its website at (www.novawest.com) or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson – Corporate Secretary

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

APPOINTMENT TO BOARD OF DIRECTORS

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

February 11, 2002

Vancouver, Canada: NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange, is pleased to announce that the Company has appointed Mr. Jerry Dibble to the Company's Board of Directors. Mr. Dibble brings a wealth of knowledge and expertise to the Board. He has more than fourteen years experience in investor relations and public relations, as well as four years of investment banking and S.E.C. regulatory filings. Mr. Dibble is licensed as a Series 7 Broker and was formerly employed in the Houston, Texas office of A.G. Edwards and Sons, a large, highly respected national U.S. Broker/Dealer. Prior to that Mr. Dibble served as Executive V.P. of American Bank & Savings in the capacities of Chairman of the Real Estate Department and Operations Officer/New Loans. Mr. Dibble currently specializes in such areas of expertise as Corporate Communications, Information Technology (IT) and Corporate Finance. His contacts throughout North America and internationally will prove invaluable to NovaWest's goal of enhancing shareholder value through corporate development, corporate communications and project financing strategies.

"NovaWest has some very interesting mineral projects, so it is important that we implement and execute our business plan to derive the highest possible value from these assets for our shareholders. Mr. Dibble's expertise will contribute considerably to our ongoing program of enhanced communication with the investment community, full disclosure and financing possibilities. We look forward to working with Mr. Dibble in achieving our objectives" said Mr. Patrick O'Brien, chairman and chief executive officer of NovaWest.

NovaWest is a Canadian exploration company with significant projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project; southwestern Ontario (6,000-acre Nickel Royale Ni-Cu-PGM Project); northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project); northwestern Quebec (Lac Rocher Ni-PGM Project). Shares of NovaWest trade on the CDNX under the trading symbol "NVE".

Shares of NovaWest trade on the CDNX under the trading symbol "NVE". NovaWest invites the public to visit its website at (www.novawest.com) or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson – Corporate Secretary

NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

February 12, 2002

SUPPL

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

02 MAR -1 AM 8:38

Dear Sirs,

Please find enclosed a copy of our news release dated February 12, 2002 for your records.

Yours Sincerely,

A Robinson

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

CC. Securities and Exchange Commission, USA

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

PRIVATE PLACEMENT

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

February 12, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) announces that the Company has arranged, subject to regulatory approval, a private placement of $100,500 by the issuance of 670,000 units at a price of $0.15 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.15 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson
Corporate Secretary

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

PRIVATE PLACEMENT

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

February 12, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) announces that the Company has arranged, subject to regulatory approval, a private placement of $100,500 by the issuance of 670,000 units at a price of $0.15 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.15 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson
Corporate Secretary

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.